UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011, No. 3

Commission File No. 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Acquisition of Nishiwaki Fab

Background

As previously reported, in June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology Inc. (the “Acquisition”).  The assets and related business that we acquired are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. (“TJP”).

The fair value of the consideration that we paid to Micron in connection with the Acquisition was $62.6 million, of which $40 million was paid in cash and $22.6 million was paid through the issuance to Micron of 19,678,322 of our ordinary shares. The 19,678,322 ordinary shares that we issued to Micron are subject to a gradual lock-up arrangement that commenced in June 2011 and that provides for releases of 25% of the shares every six months.

In connection with the Acquisition, we also entered into a Shareholder Rights and Restriction Agreement with Micron pursuant to which we agreed to file a registration statement to register the resale of the 19,678,322 shares described above, which we intend to file promptly after the filing of this report.

In addition, as part of the Acquisition,  TJP   entered into a wafer supply agreement with Micron. In accordance with the agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least the next three years with processing technology licensed from Micron under a technology licensing agreement signed between the companies at the closing of the Acquisition.  Micron is committed to purchase a minimum volume until the end of the second quarter of 2014. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years from the date of the closing of the Acquisition.

In connection with the wafer supply agreement between Micron and TJP, Micron transferred materials to TJP for the manufacture of wafers in the facility. These materials, valued by Micron at approximately $19.3 million, are expected to be paid for by TJP in 12 equal monthly payments beginning December 2011.

In order to ensure a continued supply of wafers to Micron, we also executed an agreement with Micron pursuant to which we are subject to certain covenants and other protections until June 2013.

Purchase Price Allocation

       The fair value of the consideration that we paid to Micron for the Nishiwaki facility was $62.6 million, of which $40 million was paid in cash and approximately $22.6 million was paid through the issuance to Micron of approximately 19.7 million of our ordinary shares. The costs incurred in connection with the acquisition were approximately $1.5 million and are included in operating expenses.

       The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net, amounted to approximately $82.1 million. As the purchase price was less than the fair value of net assets, we recognized a gross gain on the Acquisition of approximately $19.5 million.

        We believe that the gain realized from the Acquisition derived from: (i) declining forecast and weakening demand for products currently manufactured at the Nishiwaki facility; (ii) the fact that an acquisition of a fab as a whole is less costly than acquiring each fab component separately; (iii) limited opportunities to sell a fab while maintaining the employment level as is; and (iv) the natural disasters in Japan in March 2011.

        The allocation of fair value is as follows:

June 2, 2011 Dollars in thousands
Current assets	$25,783
Property, plant, and equipment, including real estate	145,559
Intangible assets	11,156
Other assets	2,900
Total assets as of acquisition date	185,398

Current liabilities	28,317
Long-term liabilities	74,984
Total liabilities as of acquisition date	103,301
Net assets as of acquisition date	$82,097

        The fair values set forth above are based on a preliminary valuation of the acquired assets and liabilities performed by third party professional valuation experts hired by us to appraise the fair value of the assets in accordance with ASC 805 “Business Combinations”.  Final valuation of the assets and liabilities may vary significantly.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information is intended to show how the acquisition of TJP might have affected the historical statements of operations of Tower for the nine months ended September 30, 2011 and for the year ended December 31, 2010 had such acquisition been completed at January 1, 2010 and was prepared based on the historical financial results of Tower and TJP.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2011 combine the historical consolidated statement of operations of Tower for the nine months ended September 30, 2011 and of the Nishiwaki fabrication for the six months ended June 2, 2011.

The unaudited pro forma condensed combined statements of operations for the year 2010 combine the historical consolidated statement of operations of Tower for the twelve months ended December 31, 2010 and of the Nishiwaki fabrication for the twelve months ended December 2, 2010.

        The unaudited pro forma statements of operations are provided for informational purposes only and are not necessarily indicative of the results that may have actually occurred had the Acquisition taken place on January 1, 2010, or our future financial position or operating results. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The pro forma adjustments include adjustments for reduced depreciation and amortization expense as a result of the application of the purchase method of accounting. The pro forma results also exclude the acquisition costs that were expensed during the nine months ended September 30, 2011 and the gain from acquisition, including the tax effects for the same periods. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets and liabilities, based on various estimates of their respective fair values. We performed the valuation of all the assets and liabilities in accordance with ASC 805-“Business Combinations”. The depreciation and amortization expense adjustments reflected in the pro forma results of operations are based on the valuation of our tangible and intangible assets described above. As those values are based on a preliminary valuation of TJP assets and liabilities performed by third party professional valuation experts final valuation may vary significantly.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2011 presented herein, does not necessarily include complete realization of cost savings from operating efficiencies, synergies or any other of the effects resulting from the acquisition of the facility from Micron, if any.

UNAUDITED COMBINED PRO-FORMA CONDENSED STATEMENTS OF OPERATIONS For the Nine Months ended September 30, 2011 (dollars in thousands, except per share data)
	Tower for the nine months ended September 30, 2011	MJP for the six months ended March 3, 2011(i)	Adjustments of MJP results from six months ended March 3, 2011 to six months ended June 2, 2011(ii)	MJP for the six months ended June 2, 2011	Pro Forma Adjustments to carve out Nishiwaki Fab results out of MJP results(iii)	Pro forma six months ended June 2, 2011 of the Nishiwaki Fab	Pro Forma Adjustments(iv)	Pro Forma Combined
Revenues	$436,439	$370,100	$(32,018)	$338,082	$(173,395)	$164,687	$(29,970)	$571,156
Cost of revenues	369,188	338,900	(31,510)	307,390	(162,548)	144,842	(34,188)	479,842
Gross Profit (loss)	67,251	31,200	(508)	30,692	(10,847)	19,845	4,218	91,314
Operating costs and expenses
Research and development (income) expenses, net	17,607	700	(44)	656	--	656	(107)	18,156
Marketing, general and administrative (income) expenses	34,942	16,500	847	17,347	(10,730)	6,617	(1,333)	40,226
Other operating (income) expenses	1,493	(100)	(1,619)	(1,719)	716	(1,003)	(1,493)	(1,003)
	54,042	17,100	(816)	16,284	(10,014)	6,270	(2,933)	57,379
Operating profit (loss)	13,209	14,100	308	14,408	(833)	13,575	7,151	33,935
Financing income (expenses), net	(28,339)	--	(80)	(80)	27	(53)	231	(28,161)
Gain on acquisition	19,467	--	--	--	--	--	(19,467)	--
Other income, net	13,616	--	--	--	--	--	--	13,616
Profit (loss) before income tax	17,953	14,100	228	14,328	(806)	13,522	(12,085)	19,390
Income tax benefit (expense)	(19,782)	(6,200)	1,306	(4,894)	137	(4,757)	5,697	(18,842)
Gain (loss) for the period	$(1,829)	$7,900	$1,534	$9,434	$(669)	$8,765	$(6,388)	$548

Loss per Ordinary Share:

Weighted Average number of Ordinary Shares outstanding in thousands	296,609	307,710
Loss per share	$(0.01)	$0.00

UNAUDITED COMBINED PRO-FORMA CONDENSED STATEMENTS OF OPERATION For the Year ended December 31, 2010 (dollars in thousands, except per share data)
	Tower for the twelve months ended December 31, 2010	MJP for the twelve months ended September 2, 2010 (i)	Adjustments of MJP results from twelve months ended September 2, 2010 to twelve months ended December 2, 2010(ii)	Pro forma Adjustments to carve out Nishiwaki Fab results out of MJP results(iii)	Pro Forma twelve months ended December 2, 2010 of Nishiwaki Fab	Pro Forma Adjustments (v)	Pro Forma Combined
Revenues	$509,262	$852,100	$902	$(501,763)	$351,239	$--	$860,501
Cost of revenues	402,077	804,600	(3,124)	(486,013)	315,463	(14,324)	703,216
Gross Profit (loss)	107,185	47,500	4,026	(15,750)	35,776	14,324	157,285
Operating costs and expenses
Research and development (income) expenses, net	23,876	700	123	--	823	--	24,699
Marketing, general and administrative (income) expenses	39,986	37,000	994	(22,898)	15,096	74	55,156
Other operating (income) expenses	--	(1,300)	1,629	494	823	--	823
	63,862	36,400	2,746	(22,404)	16,742	74	80,678
Operating profit (loss)	43,323	11,100	1,280	6,654	19,034	14,250	76,607
Financing income (expenses), net	(72,925)	(200)	51	--	(149)	--	(73,074)
Other income (expenses), net	65	--	15	--	15	--	80
Profit (loss) before income tax	(29,537)	10,900	1,346	6,654	18,900	14,250	3,613
Income tax benefit (expense)	(12, 830)	(10,400)	(1,342)	--	(11,742)	(5,700)	(30,272)
Gain (loss) for the period	$(42,367)	$500	$4	$6,654	$7,158	$8,550	$(26,659)

Loss per Ordinary Share:

Weighted Average number of Ordinary Shares outstanding - in thousands	235,320	254,999
Loss per share	$(0.18)	$(0.10)

(i)	Micron Japan Ltd. (MJP), a subsidiary of Micron, financial results as included in their financial statements attached herein.
(ii)	Adjustment made to align the reporting fiscal periods of MJP with the reporting fiscal periods of Tower.
(iii)	Adjustments made to carve out of the Nishiwaki Fab operations out of the other MJP business operating units not acquired by Tower.
(iv)	The pro forma results for the nine months ended September 30, 2011 includes adjustments as follow:
a.
$6.1 million related to depreciation and amortization derived from the fair value changes in the plant, property and equipments and intangible assets. The useful life of tools and equipment is 7 years and the useful life of intangible assets is 3.6 years

b.	$1.5 million related to acquisition related costs
c.	$19.5 million related to gain from acquisition
d.	Tax provision effect in the amount of $5.6 million as result of the pro forma adjustments described above.

(v)	The pro forma results for the year ended December 31, 2010 were adjusted as follows:
a.
$14.3 million, related to depreciation and amortization derived from the fair value changes in the plant, property and equipments and intangible assets. The useful life of tools and equipment is 7 years and the useful life of intangible assets is 3.6 years

b.	$5.7 million related to the tax provision as result of the pro forma adjustments.

Financial Reports of Micron Japan Ltd.

Our acquisition of the Nishiwaki facility from Micron represented substantially all of the assets of MJP.  The Staff of the Commission has informed us that it would not object to our provision, in lieu of "stand-alone" historical financial statements of the business acquired from Micron, of MJP’s historical financial statements prepared under US GAAP, together with certain additional disclosures, in satisfaction of the financial statement requirements of Rule 3-05 of Regulation S-X. We are therefore including the interim financial statements of MJP for the six months ended March 2, 2011, beginning on page F-1 herein and the financial statements of MJP as of September 2, 2010 and September 3, 2009 and for the fiscal years ended September 2, 2010, September 3, 2009 and August 28, 2008, beginning on page F-14 herein. The financial statements include details as to the revenues and costs of goods sold relating to the portions of MJP which were not acquired by us pursuant to the Micron transaction, as well as disclosing the revenues, costs of goods sold and gross margins for each component of the MJP business.

MICRON JAPAN, LTD.
 A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

UNAUDITED FINANCIAL STATEMENTS
AS OF MARCH 3, 2011 AND SEPTEMBER 2, 2010
AND FOR THE SIX MONTHS ENDED
MARCH 3, 2011 AND MARCH 4, 2010

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

INDEX TO FINANCIAL STATEMENTS
(Unaudited)

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS
(in millions)
(Unaudited)

Six months ended	March 3, 2011	March 4, 2010

Sales from wafer fabrication operations to MTI (operations subsequently sold to Tower Semiconductor Ltd.)1	$179.7	$174.4
Sales from probe operations to MTI	2.5	2.6
Total sales of manufactured wafers to MTI	182.2	177.0

Product sales	182.2	238.0
Services revenue from MTI	5.7	5.5
Net sales	370.1	420.5

Cost of sales from wafer fabrication operations to MTI (operations subsequently sold to Tower Semiconductor Ltd.) 1	157.6	162.9
Cost of sales from probe operations to MTI	2.1	2.3
Total cost of sales of manufactured wafers to MTI	159.7	165.2

Cost of product sales (purchased from MTI)	173.8	230.6
Cost of services performed for MTI	5.4	5.3
Cost of goods and services sold	338.9	401.1

Gross margin1	31.2	19.4

Selling, general and administrative	16.5	14.6
Research and development	0.7	--
Other operating (income) expense, net	(0.1)	(0.6)
Operating income	14.1	5.4

Interest income (expense), net	--	(0.1)
Income before taxes	14.1	5.3

Income tax provision	(6.2)	(4.4)
Net income	$7.9	$0.9

1 See "Sale of Wafer Fab"and "Supplemental Business Unit Disclosures" notes.

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

BALANCE SHEETS
(dollars in millions, shares in thousands)
(Unaudited)

As of	March 3, 2011	September 2, 2010

Assets
Cash and equivalents	$102.4	$59.5
Receivables (includes receivables from MTI of $84.3 and $102.5, respectively)	126.5	155.1
Inventories	42.5	48.9
Prepaid expenses	2.1	1.9
Current deferred income taxes	22.3	19.6
Total current assets	295.8	285.0
Property, plant and equipment, net	67.2	80.5
Noncurrent deferred income taxes	93.0	95.7
Other noncurrent assets	10.1	3.9
Total assets	$466.1	$465.1

Liabilities and shareholder's equity
Accounts payable and accrued expenses (includes payables to MTI of $32.3 and $38.9, respectively)	$93.4	$103.7
Deferred income from sales to MTI	53.2	69.4
Equipment purchase contracts	0.2	0.1
Current portion of long-term debt	1.6	1.6
Other current liabilities	5.2	1.0
Total current liabilities	153.6	175.8
Long-term debt	6.8	7.4
Pension obligations	73.1	67.8
Other noncurrent liabilities	1.2	0.9
Total liabilities	234.7	251.9

Commitments and contingencies

Common stock and additional capital, 1,684 shares authorized, 421 shares issued and outstanding	113.0	103.0
Retained earnings	123.2	115.3
Accumulated other comprehensive income (loss)	(4.8)	(5.1)
Total shareholder's equity	231.4	213.2
Total liabilities and shareholder's equity	$466.1	$465.1

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS
(in millions)
(Unaudited)

Six months ended	March 3, 2011	March 4, 2010

Cash flows from operating activities
Net income	$7.9	$0.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.7	18.0
Noncash expense allocation from MTI	10.0	15.1
Loss (gain) from changes in currency exchange rates	(3.3)	(4.4)
Change in operating assets and liabilities:
(Increase) decrease in receivables	47.3	(54.3)
Decrease in inventories	6.4	0.6
Increase (decrease) in accounts payable and accrued expenses	(24.4)	30.6
Increase in pension liability	5.6	5.9
Decrease in deferred income	(12.3)	(5.5)
Increase in deferred income taxes	4.9	4.8
Other	(0.9)	(0.5)
Net cash provided by operating activities	56.9	11.2

Cash flows from investing activities
Acquisition of Numonyx Japan	(11.2)	--
Expenditures for property, plant and equipment	(1.9)	(0.3)
Net cash used for investing activities	(13.1)	(0.3)

Cash flows from financing activities
Repayments of debt	(0.8)	(0.8)
Payments on equipment purchase contracts	(0.1)	(0.2)
Other	--	0.1
Net cash used for financing activities	(0.9)	(0.9)

Net increase in cash and equivalents	42.9	10.0
Cash and equivalents at beginning of year	59.5	25.9
Cash and equivalents at end of year	$102.4	$35.9

Supplemental disclosures
Income taxes paid, net	$(0.3)	$(0.3)
Interest paid, net of amounts capitalized	(0.1)	(0.1)
Noncash investing and financing activities:
Equipment acquisitions on contracts payable and capital leases	0.2	0.1

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
(All tabular amounts in millions except per share amounts)
(Unaudited)

Significant Accounting Policies

Overview:  Micron Japan, Ltd. ("MJP") (hereinafter referred to as "we," "our," "us" and similar terms unless the context indicates otherwise) is a subsidiary of Micron Technology, Inc. (along with its subsidiaries other than MJP hereinafter referred to collectively as "MTI") and includes operations of a 200mm wafer fabrication facility, sales and marketing and research and development activities.  We operate a wafer manufacturing fabrication facility and sell processed DRAM wafers to MTI.  Our sales and marketing activities relate primarily to selling semiconductor memory to external customers in Japan.  Our research and development activities consist of services to design and develop semiconductor product and process technology for MTI.  See "Transactions with MTI" note.

Basis of presentation:  We historically operated as part of MTI, and not as a stand-alone company.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and have been derived from the accounting records of MJP and MTI.  Our fiscal year is the 52 or 53-week period ending on the Thursday closest to August 31 and our second quarter of fiscal 2011 and 2010 ended on March 3, 2011 and March 4, 2010, respectively.  All period references are to our fiscal periods unless otherwise indicated.  These interim financial statements should be read in conjunction with financial statements and accompanying notes for the year ended September 2, 2010.  In the opinion of our management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly our consolidated financial position and our consolidated results of operations and cash flows.  In preparation of the accompanying financial statements, we evaluated events and transactions occurring after March 3, 2011 through September 8, 2011.

We received substantial management and shared administrative services from MTI.  The financial statements include allocations of certain MTI expenses, including: manufacturing services; information technology; finance; real estate and facility management services; human resources activities; procurement activities; and legal advisory services.  We benefited from MTI agreements with third parties related to sales arrangements and distribution agreements; procurement arrangements; manufacturing arrangements; research and development service agreements; agreements and arrangements related to the use of technology and other intellectual property, and agreements related to the use of real property.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances.  The expense and cost allocations have been determined on a basis that we and MTI consider to be a reasonable reflection of the utilization of services MTI provided or the benefit we received during the periods presented.  However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of MTI.  Accordingly, the financial statements for these periods may not be indicative of our future results of operations, financial position and cash flows.  (See "Transactions with MTI" for further information regarding the transactions and relationships we had with MTI.)

Our financial statements include the historical assets, liabilities and operations for which management is responsible.  All of our significant intracompany transactions have been eliminated.  Certain of our assets and liabilities, which are included in these financial statements, may not be indicative of what they would have been had we been an entity that operated independently of MTI.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements.  We are required to adopt this standard in 2012.  We do not expect this adoption to have a material impact on our financial statements.

         In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income.  The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented.  We are required to adopt this standard as of the beginning of 2013.  The adoption of this standard will only impact the presentation of our financial statements.

Receivables

	March 3, 2011	September 2, 2010

Trade receivables (net of allowance of $0.0 and $0.4, respectively)	$117.4	$150.1
Taxes receivable	9.0	5.0
Other	0.1	--
	$126.5	$155.1

Trade receivables included $84.3 million and $102.5 million as of March 3, 2011 and September 2, 2010, respectively, due from MTI for product delivered under a wafer supply agreement and services performed under an R&D services agreement.  (See "Transactions with MTI" note.)

Inventories

	March 3, 2011	September 2, 2010

Finished goods	$9.8	$15.1
Work in process	17.6	20.3
Raw materials and supplies	15.1	13.5
	$42.5	$48.9

Property, Plant and Equipment

	March 3, 2011	September 2, 2010

Land	$3.0	$3.0
Buildings	68.2	67.6
Equipment	758.4	756.9
Software	8.5	8.5
	838.1	836.0
Accumulated depreciation	(770.9)	(755.5)
	$67.2	$80.5

        Depreciation expense was $15.7 million and $18.0 million for the first six months of 2011 and 2010, respectively.

Accounts Payable and Accrued Expenses

	March 3, 2011	September 2, 2010

Trade accounts payable	$67.3	$74.8
Salaries, wages and benefits	23.7	27.9
Income and other taxes payable	2.2	0.8
Other	0.2	0.2
	$93.4	$103.7

Trade accounts payable included $32.3 million and $38.9 million as of March 3, 2011 and September 2, 2010, respectively, due to MTI primarily for product delivered under a supply agreement and services provided under various service agreements.  (See "Transactions with MTI" note.)

Debt

	March 3, 2011	September 2, 2010

Capital lease obligations, weighted-average effective interest rate of 2.4%, due in monthly installments through July 2019, denominated in yen	$8.4	$9.0
Less current portion	(1.6)	(1.6)
	$6.8	$7.4

Contingencies

On occasion, certain legal matters have arisen in the normal course of business.  We are currently unaware of any existing matters which are expected to have a material adverse effect on our business, results of operations or financial condition.  Matters may arise that could result in significant liability and could have a material adverse effect on our business, results of operations or financial condition.

In the normal course of business, we are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party.  It is not possible to predict the maximum potential amount of future payments under these types of agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.  Historically, payments we have made under these types of agreements have not had a material effect on our business, results of operations or financial condition.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of tax, as of March 3, 2011 and September 2, 2010 consisted of ($4.8) million and ($5.1) million, respectively, of minimum pension liability adjustments related to our pension plan.

Fair Value Measurements

Accounting standards establish three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2) and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

As of March 3, 2011 and September 2, 2010, we had money market funds of $89.1 million and $50.0 million, respectively, which were valued using Level 1 inputs and were included in cash and equivalents.

Fair value of financial instruments: The estimated fair value and carrying value of debt instruments were as follows:

	March 3, 2011		September 2, 2010
	Fair Value	Carrying Value	Fair Value	Carrying Value

Capital leases	$8.3	$8.4	$8.9	$9.0

The fair value of our debt instruments was estimated based on discounted cash flows using inputs that are observable in the market or that could be derived from or corroborated with observable market data, including interest rates based on yield curves of similar debt issued by parties with credit ratings similar to ours (Level 2).

Amounts reported as cash and equivalents, receivables, accounts payable and accrued expenses approximate fair value.

Equity Plans

Our employees participate in equity incentive plans offered by MTI.  Awards are subject to terms and conditions as determined by MTI's Board of Directors.  The statements of operations include share-based compensation charges for our employees and also employees of MTI's other operations, whose charges have been allocated to us (see "Transactions with MTI").  The following discussion on equity plans is presented as it relates to only our employees.

Stock options:  As of March 3, 2011, 2,139 thousand MTI options were outstanding for our employees. Our employees were granted 292 thousand and 331 thousand stock options by MTI during the first six months of 2011 and 2010, respectively, with weighted-average grant-date fair values per share of $4.68 and $4.04, respectively.

The fair value of each option award was estimated as of the date of grant using the Black-Scholes option valuation model.  The Black-Scholes model requires the input of assumptions, including the expected stock price volatility and estimated option life.  The expected volatilities utilized were based on implied volatilities from traded options on MTI's stock and on historical volatility.  The expected lives of options granted subsequent to 2008 were based, in part, on historical experience and on historical volatility.  The expected lives of options granted prior to 2009 were based on the simplified method provided by the Securities and Exchange Commission.  The risk-free interest rates utilized were based on the U.S. Treasury yield in effect at the time of the grant.  No dividends were assumed in the estimated option values.  Assumptions used in the Black-Scholes model are presented below:

	Six Months Ended
	March 3, 2011	March 4, 2010

Average expected life in years	5.0	5.1
Weighted-average volatility	55%	61%
Weighted-average risk-free interest rate	2.0%	2.3%

Restricted stock and restricted stock units ("Restricted Stock Awards"):  As of March 3, 2011, 190 thousand MTI Restricted Stock Awards were outstanding for our employees and restrictions on those awards generally lapse either in one-fourth or one-third increments during each year of employment after the grant date.  Our employees were granted 117 thousand and 23 thousand Restricted Stock Awards by MTI during the first six months of 2011 and 2010, respectively, with weighted-average grant-date fair values per share of $9.26 and $7.54, respectively.

Stock-based compensation expense:  Total compensation cost for our equity plans was as follows:

	Six Months Ended
	March 3, 2011	March 4, 2010

Stock-based compensation expense by caption:
Cost of sales from wafers fabrication operations to MTI	$0.5	$0.5
Selling, general and administrative	0.2	0.1
Cost of services performed for MTI	0.1	0.1
	$0.8	$0.7

Stock-based compensation expense by type of award:
Stock options	$0.5	$0.5
Restricted stock	0.3	0.2
	$0.8	$0.7

As of March 3, 2011, $3.2 million of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested awards is expected to be recognized through 2015 over a weighted-average period of 1.6 years.

Transactions with MTI

We are a wholly-owned subsidiary of MTI and have significant transactions with MTI as detailed below.

Purchases of semiconductor products from MTI:  We purchase semiconductor memory products from MTI and resell those products to external customers in Japan.  Under our agreement with MTI, the cost of the products purchased from MTI is determined by the prevailing market price less a margin that is based on an average margin for comparable entities that distribute semiconductor products.  Our cost from these purchases from MTI and the resulting revenue from external sales is reflected in the accompanying statements of operations under "Cost of product sales (product purchases from MTI)" and "Product sales."

Sales of manufactured wafers to MTI:  All of the output from our semiconductor wafer fabrication facility is sold on a cost-plus basis to MTI.  Under our agreement with MTI, pricing is based on our fully-loaded cost of wafer production excluding certain corporate allocations from MTI, primarily for administrative and general expenses.  The sales price to MTI includes a margin over costs, which is based on an average margin for comparable companies.  Our sales to MTI and the related costs of goods sold are reflected in the accompanying statements of operations as "Total sales of manufactured wafers to MTI" and "Total costs of sales of manufactured wafer to MTI."

Research and development services for MTI:  We provide research and development services for MTI to design and develop semiconductor product and process technology under a cost-plus arrangement.  Under our agreement with MTI, we are reimbursed for fully-loaded costs incurred in research and development activities performed on behalf of MTI, excluding certain corporate allocations from MTI.  The reimbursement for our services also includes a margin over costs, which is based on an average margin for comparable companies.  Our revenue from services performed for MTI and the related costs of goods sold are reflected in the accompanying statements of operations as "Services revenue from MTI" and "Costs of services performed for MTI."

Allocated costs from MTI:  The statements of operations include costs for goods and services provided by MTI for research and development, sales and marketing, distribution and administration as well as allocations of expenses arising from shared services and infrastructure provided by MTI.  These allocated expenses include costs of manufacturing services; information technology; finance; real estate and facility management services; human resources activities; procurement activities and legal advisory services.  These expenses are allocated to us using estimates that management considers to be a reasonable reflection of the utilization of services provided to or benefits received by us.  The allocation methods include headcount, actual consumption and usage of services cost of goods sold and others.

Total costs allocated from MTI to us were as follows:

	Six Months Ended
	March 3, 2011	March 4, 2010

Selling, general and administrative costs	$5.5	$8.1
Manufacturing costs	4.6	7.8

Most of the allocated costs from MTI were not charged to us and are accounted for as noncash contributions.  Noncash contributions of allocated costs to us were $10.0 million and $15.1 million for the first six months of 2011 and 2010, respectively.

Agreements with MTI: We benefit from numerous agreements executed by MTI with third parties, including but not limited to sales and distribution, procurement, manufacturing, research and development, use of technology and other intellectual property and use of real property.

Acquisition of Numonyx Japan:  On May 7, 2010, MTI acquired Numonyx Holdings B.V. ("Numonyx"), including Numonyx's wholly-owned subsidiary, Numonyx Japan Godo Kaisha ("Numonyx Japan"), a semiconductor memory sales and marketing business.  On December 31, 2010, we purchased from MTI all of the outstanding shares of Numonyx Japan for $11.3 million.  We acquired Numonyx Japan to reduce MTI's overall costs of operating in Japan.  The amount of consideration was determined based on the fair values of Numonyx Japan's assets and liabilities.  The fair values of assets and liabilities as of the December 31, 2010 acquisition date were as follows:

Cash	$0.1
Receivables	18.6
Prepaid expenses	0.1
Deferred tax assets	1.3
Property, plant and equipment	0.1
Other noncurrent assets	7.2

Accounts payable and accrued expenses	(14.1)
Accrued income taxes	(0.3)
Other noncurrent liabilities	(1.7)
$11.3

Employee Benefit Plans

We have an unfunded noncontributory defined benefit pension plan that covers substantially all of our employees. Pension benefits associated with this plan generally are based on each participant's years of service, compensation, and age and final monthly covered pay at retirement or termination.  Components of net periodic benefit cost were as follows:

	Six Months Ended
	March 3, 2011	March 4, 2010

Net periodic benefit cost:
Service cost	$3.1	$2.6
Interest cost	0.7	0.7
Amortization of prior service cost	0.1	0.1
Amortization of net (gain) loss	0.3	0.2
	$4.2	$3.6

Other Operating (Income) Expense, Net

Other operating (income) expense consisted of the following:

	Six Months Ended
	March 3, 2011	March 4, 2010

(Gain) loss from changes in currency exchange rates	$(0.4)	$(0.9)
Franchise tax and filing fees	0.3	0.3
	$(0.1)	$(0.6)

Income Taxes

Our operating results have historically been included in MTI's consolidated U.S. federal and state income tax returns and non-U.S. jurisdictions tax returns.  The provisions for income taxes in the financial statements have been determined on a separate return basis.  We are required to assess the realization of our net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of our net operating losses by MTI.  This assessment requires that our management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets.

Sale of Wafer Fab

In June 2011, subsequent to the end of our second fiscal quarter of 2011, we sold our wafer fabrication facility (the "Wafer Fab") to Tower Semiconductor Ltd. ("Tower").  Under the arrangement, Tower paid $40.0 million in cash, which was received in June of 2011, and approximately 20 million of Tower ordinary shares.  In addition, Tower agreed to pay $19.3 million in twelve equal monthly installments beginning in the second quarter of 2012.  We recorded a gain of $49.2 million (net of transaction costs of $1.2 million) in connection with the sale of the Wafer Fab.  In addition, we recorded a tax provision of $73.5 million related to the gain on the sale and to write down certain tax assets associated with the Wafer Fab.  The carrying values of the assets sold and liabilities transferred to Tower on the transaction date prior to the effects of the transaction were as follows:

Inventories	$36.7
Property, plant and equipment	67.9
Other assets	1.7
Accounts payable and accrued expenses	(5.2)
Capital lease obligations	(8.1)
Other noncurrent liabilities, including $8.5 million unrecognized pension expense in other comprehensive income	(61.5)
Net carrying value of assets sold and liabilities transferred	$31.5

In connection with the sale of the Wafer Fab, MTI agreed to transfer production equipment or cash of $3.5 million to Tower within one year of the transaction date.  Additionally, MTI incurred $5.1 million of software costs and legal fees related to the sale.  Also in connection with the sale of the Wafer Fab, MTI entered into a supply agreement for Tower to manufacture products for MTI in the facility through approximately May 2014.

Supplemental Business Unit Disclosures

Our operations have historically included the following three components:  1) fab operations, which includes all facilities and activities to manufacture wafers for resale to MTI, 2) probe operations, which includes all facilities and activities to test the functionality of the semiconductor devices on the wafers we manufacture in various stages of the manufacturing process, and 3) other, which includes primarily design and sales of semiconductor memory products.  On June 2, 2011, we sold our Wafer Fab to Tower, which comprised the fab operations component of our business.  We retained the probe and other business components, which continue to 1) provide probe services to Tower and MTI and 2) perform research and development and sales and marketing functions for MTI.  The supplemental business unit information below presents the net sales, cost of goods and services sold and gross margin for each of the components:

	Six Months Ended
	March 3, 2011	March 3, 2011

Net sales:
Fab operations (sold to Tower)	$179.7	$174.4
Probe operations	2.5	2.6
Other	187.9	243.5
	$370.1	$420.5

Cost of goods and services sold:
Fab operations (sold to Tower)	$157.6	$162.9
Probe operations	2.1	2.3
Other	179.2	235.9
	$338.9	$401.1

Gross margin:
Fab operations (sold to Tower)	$22.1	$11.5
Probe operations	0.4	0.3
Other	8.7	7.6
	$31.2	$19.4

MICRON JAPAN, LTD.
 A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 2, 2010 AND SEPTEMBER 3, 2009
AND FOR THE FISCAL YEARS ENDED
SEPTEMBER 2, 2010, SEPTEMBER 3, 2009 AND AUGUST 28, 2008

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Micron Japan, Ltd.:

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Micron Japan, Ltd. ("MJP"), subsidiary of Micron Technology, Inc., ("Micron") at September 2, 2010 and September 3, 2009, and the results of its operations and its cash flows for each of the three years in the period ended September 2, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of MJP and Micron's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As disclosed in the Basis of Presentation note to the financial statements, MJP and its parent, Micron engage in extensive intercompany transactions, and MJP relies on its parent for significant operational, administrative and financial support.  Costs are allocated on a basis that management believes is appropriate in the circumstances.  The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had MJP operated independently of its parent.

/s/ PricewaterhouseCoopers Aarata

Osaka, Japan
September 8, 2011

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS
(in millions)

	For the Year Ended
	September 2, 2010	September 3, 2009	August 28, 2008

Sales from wafer fabrication operations to MTI (operations subsequently sold to Tower Semiconductor Ltd.)1	$347.6	$349.8	$407.6
Sales from probe operations to MTI	5.0	5.7	8.9
Total sales of manufactured wafers to MTI	352.6	355.5	416.5

Product sales	488.1	193.5	455.9
Services revenue from MTI	11.4	11.4	14.9
Net sales	852.1	560.4	887.3

Cost of sales from wafer fabrication operations to MTI (operations subsequently sold to Tower Semiconductor Ltd.) 1	317.1	323.0	387.3
Cost of sales from probe operations to MTI	4.4	5.0	8.2
Total cost of sales of manufactured wafers to MTI	321.5	328.0	395.5

Cost of product sales (purchased from MTI)	472.2	184.6	436.7
Cost of services performed for MTI	10.9	11.0	14.1
Cost of goods and services sold	804.6	523.6	846.3

Gross margin1	47.5	36.8	41.0

Selling, general and administrative	37.0	22.2	30.1
Research and development	0.7	0.4	3.9
Other operating (income) expense, net	(1.3)	7.4	3.6
Operating income	11.1	6.8	3.4

Interest income (expense), net	(0.2)	(0.1)	4.3
Other nonoperating income (expense), net	--	(0.9)	--
Income before taxes	10.9	5.8	7.7

Income tax provision	(10.4)	(4.3)	(7.5)
Net income	$0.5	$1.5	$0.2

1 See "Sale of Wafer Fab"and "Supplemental Business Unit Disclosures" notes.

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

BALANCE SHEETS
(dollars in millions, shares in thousands)

As of	September 2, 2010	September 3, 2009

Assets
Cash and equivalents	$59.5	$25.9
Receivables (includes receivables from MTI of $102.5 and $78.2, respectively)	155.1	108.7
Inventories	48.9	41.2
Prepaid expenses	1.9	2.1
Current deferred income taxes	19.6	14.6
Total current assets	285.0	192.5
Property, plant and equipment, net	80.5	112.0
Noncurrent deferred income taxes	95.7	100.3
Other noncurrent assets	3.9	3.5
Total assets	$465.1	$408.3

Liabilities and shareholder's equity
Accounts payable and accrued expenses (includes payables to MTI of $38.9 and $24.2, respectively)	$103.7	$77.5
Deferred income from sales to MTI	69.4	86.2
Equipment purchase contracts	0.1	0.1
Current portion of long-term debt	1.6	1.5
Other current liabilities	1.0	0.6
Total current liabilities	175.8	165.9
Long-term debt	7.4	8.3
Pension obligations	67.8	53.3
Other noncurrent liabilities	0.9	0.8
Total liabilities	251.9	228.3

Commitments and contingencies

Common stock and additional capital, 1,684 shares authorized, 421 shares issued and outstanding in 2010 and 2009	103.0	68.7
Retained earnings	115.3	114.8
Accumulated other comprehensive income (loss)	(5.1)	(3.5)
Total shareholder's equity	213.2	180.0
Total liabilities and shareholder's equity	$465.1	$408.3

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY
(dollars in millions, shares in thousands)

	Number of Shares of Common Stock	Common Stock and Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity

Balance at August 30, 2007	421	$16.4	$323.0	$(3.4)	$336.0

Comprehensive income (loss):
Net income			0.2		0.2
Other comprehensive income (loss):
Change in net unrealized gain (loss) on investments, net of tax				(5.5)	(5.5)
Pension liability adjustment, net of tax				0.3	0.3
Total comprehensive income (loss)					(5.0)

Noncash contributions from MTI		27.2			27.2
Dividend to MTI			(87.9)		(87.9)
Balance at August 28, 2008	421	$43.6	$235.3	$(8.6)	$270.3

Comprehensive income (loss):
Net income			1.5		1.5
Other comprehensive income (loss):
Change in net unrealized gain (loss) on investments, net of tax				4.1	4.1
Pension liability adjustment, net of tax				1.0	1.0
Total comprehensive income (loss)					6.6

Noncash contributions from MTI		25.1			25.1
Dividend to MTI			(122.0)		(122.0)
Balance at September 3, 2009	421	$68.7	$114.8	$(3.5)	$180.0

Comprehensive income (loss):
Net income			0.5		0.5
Other comprehensive income (loss):
Pension liability adjustment, net of tax				(1.6)	(1.6)
Total comprehensive income (loss)					(1.1)

Noncash contributions from MTI		34.3			34.3
Balance at September 2, 2010	421	$103.0	$115.3	$(5.1)	$213.2

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS
(in millions)

	For the Year Ended
	September 2, 2010	September 3, 2009	August 28, 2008

Cash flows from operating activities
Net income	$0.5	$1.5	$0.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34.4	67.9	108.4
Noncash expense allocation from MTI	34.3	25.1	27.2
Loss (gain) from disposition of equipment	0.3	(0.1)	1.2
Loss (gain) from changes in currency exchange rates	(9.1)	(4.4)	7.2
Goodwill impairment	--	--	1.2
Change in operating assets and liabilities:
(Increase) decrease in receivables	(46.4)	49.9	(65.2)
(Increase) decrease in inventories	(7.7)	11.2	(4.8)
Increase (decrease) in accounts payable and accrued expenses	26.0	(17.8)	(76.7)
Increase (decrease) in pension liability	11.9	11.8	6.0
Decrease in deferred income	(16.4)	(3.5)	(4.9)
Increase (decrease) in deferred income taxes	10.5	(13.6)	1.2
Other	(0.1)	0.7	(0.9)
Net cash provided by operating activities	38.2	128.7	0.1

Cash flows from investing activities
Expenditures for property, plant and equipment	(3.1)	(6.9)	(38.3)
Purchase of available-for-sale securities	--	--	(194.0)
Proceeds from sales of property, plant and equipment	0.2	0.8	1.7
Proceeds from maturities of available-for-sale securities	--	92.8	220.8
Net cash provided by (used for) investing activities	(2.9)	86.7	(9.8)

Cash flows from financing activities
Repayments of debt	(1.5)	(115.5)	(69.3)
Payments on equipment purchase contracts	(0.2)	(4.0)	(30.5)
Dividend to MTI	--	(122.0)	(87.9)
Other	---	--	(0.2)
Net cash used for financing activities	(1.7)	(241.5)	(187.9)

Net increase (decrease) in cash and equivalents	33.6	(26.1)	(197.6)
Cash and equivalents at beginning of year	25.9	52.0	249.6
Cash and equivalents at end of year	$59.5	$25.9	$52.0

Supplemental disclosures
Income taxes paid, net	$(0.3)	$(24.1)	$(11.4)
Interest paid, net of amounts capitalized	(0.2)	(1.2)	(1.2)
Noncash investing and financing activities:
Equipment acquisitions on contracts payable and capital leases	0.2	4.0	26.6

The accompanying notes are an integral part of these financial statements.

MICRON JAPAN, LTD.
A SUBSIDIARY OF MICRON TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
(All tabular amounts in millions except per share amounts)

Significant Accounting Policies

Overview:  Micron Japan, Ltd. ("MJP") (hereinafter referred to as "we," "our," "us" and similar terms unless the context indicates otherwise) is a subsidiary of Micron Technology, Inc. (along with its subsidiaries other than MJP hereinafter referred to collectively as "MTI") and includes operations of a 200mm wafer fabrication facility, sales and marketing and research and development activities.  We operate a wafer manufacturing fabrication facility and sell processed DRAM wafers to MTI.  Our sales and marketing activities relate primarily to selling semiconductor memory to external customers in Japan.  Our research and development activities consist of services to design and develop semiconductor product and process technology for MTI.  See "Transactions with MTI" note.

Basis of presentation:  We historically operated as part of MTI, and not as a stand-alone company.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and have been derived from the accounting records of MJP and MTI.  Our fiscal year is the 52 or 53-week period ending on the Thursday closest to August 31 and our fiscal 2010, 2009 and 2008 contained 52, 53 and 52 weeks, respectively.  All period references are to our fiscal periods unless otherwise indicated.  In preparation of the accompanying financial statements, we evaluated events and transactions occurring after September 2, 2010 through September 8, 2011.

We received substantial management and shared administrative services from MTI.  The financial statements include allocations of certain MTI expenses, including: manufacturing services; information technology; finance; real estate and facility management services; human resources activities; procurement activities; and legal advisory services.  We benefited from MTI agreements with third parties related to sales arrangements and distribution agreements; procurement arrangements; manufacturing arrangements; research and development service agreements; agreements and arrangements related to the use of technology and other intellectual property, and agreements related to the use of real property.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances.  The expense and cost allocations have been determined on a basis that we and MTI consider to be a reasonable reflection of the utilization of services MTI provided or the benefit we received during the periods presented.  However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of MTI.  Accordingly, the financial statements for these periods may not be indicative of our future results of operations, financial position and cash flows.  (See "Transactions with MTI" for further information regarding the transactions and relationships we had with MTI.)

Our financial statements include the historical assets, liabilities and operations for which management is responsible.  All of our significant intracompany transactions have been eliminated.  Certain of our assets and liabilities, which are included in these financial statements, may not be indicative of what they would have been had we been an entity that operated independently of MTI.

Use of estimates:  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.  Estimates and judgments are based on historical experience, forecasted events and various other assumptions that we believe to be reasonable under the circumstances.  Estimates and judgments may differ under different assumptions or conditions.  We evaluate our estimates and judgments on an ongoing basis.  Actual results could differ from estimates.

Product warranty:  We generally provide a limited warranty that our products are in compliance with our specifications existing at the time of delivery.  Under our general terms and conditions of sale, liability for certain failures of product during a stated warranty period is usually limited to repair or replacement of defective items or return of, or a credit with respect to, amounts paid for such items.  Under certain circumstances, we provide more extensive limited warranty coverage than that provided under our general terms and conditions.  Our warranty obligations are not material.

Revenue recognition:  We recognize product revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.  Since we are unable to estimate returns and changes in market price and therefore the price is not fixed or determinable, sales made under agreements allowing pricing protection or rights of return (other than for product warranty) are deferred until customers have sold the product.  We sell wafers to MTI under a supply agreement under which pricing is based on cost plus an agreed upon margin for similar distributors.  Under our agreement with MTI, pricing is based on our fully-loaded cost of wafer production excluding certain corporate allocations from MTI, primarily for administrative and general expenses.  We recognize revenue from the wafer supply agreement when wafers are delivered.  We perform research and development ("R&D") services for MTI under a service agreement under which we are reimbursed for costs plus an agreed upon margin and recognize revenue under this arrangement when services are performed.  (See "Transactions with MTI" note.)

        Stock-based compensation:  Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense under the straight-line attribution method over the requisite service period.  (See "Equity Plans.")

Functional currency:  The U.S. dollar is the functional currency for our operations.

Financial instruments:  Cash equivalents include highly liquid short-term investments with original maturities to us of three months or less, readily convertible to known amounts of cash.  Investments with original maturities greater than three months and remaining maturities less than one year are included in short-term investments.  Investments with remaining maturities greater than one year are included in other noncurrent assets.  The carrying value of investment securities sold is determined using the specific identification method.  Amounts reported as receivables, other assets, accounts payable and accrued expenses and equipment purchase contracts approximate their fair values.

Inventories:  Inventories are stated at the lower of average cost or market value.  Cost includes labor, material and overhead costs.  The product we purchase from MTI for resale to external customers is recorded based on the price paid to MTI, which reflects the estimated selling price to end customers less a margin for comparable entities that distribute semiconductor products.  Our cost paid to MTI for this product is adjusted to the average margin based on the actual selling price to end customers.  Due to our cost-plus pricing arrangement for wafers that we manufacture and sell to MTI, our carrying cost for this inventory cannot exceed its net realizable value.

Property, plant and equipment:  Property, plant and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives of 5 to 30 years for buildings, 2 to 20 years for equipment and 2 to 5 years for software.  When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed and we recognize any net gain or loss in our results of operations.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements.  We are required to adopt this standard in 2012.  We do not expect this adoption to have a material impact on our financial statements.

In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income.  The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented.  We are required to adopt this standard as of the beginning of 2013.  The adoption of this standard will only impact the presentation of our financial statements.

Receivables

	2010	2009

Trade receivables (net of allowance of $0.4 and $0.2, respectively)	$150.1	$105.0
Taxes receivable	5.0	2.6
Other	--	1.1
	$155.1	$108.7

Trade receivables included $102.5 million and $78.2 million for 2010 and 2009, respectively, due from MTI for product delivered under a wafer supply agreement and services performed under an R&D services agreement.  (See "Transactions with MTI" note.)

Inventories

	2010	2009

Finished goods	$15.1	$4.3
Work in process	20.3	21.7
Raw materials and supplies	13.5	15.2
	$48.9	$41.2

Property, Plant and Equipment

	2010	2009

Land	$3.0	$3.0
Buildings (includes $12.3 and $12.7, respectively, for capital leases)	67.6	68.0
Equipment	756.9	758.1
Software	8.5	8.3
	836.0	837.4
Accumulated depreciation (includes $6.6 and $5.7, respectively, for capital leases)	(755.5)	(725.4)
	$80.5	$112.0

Depreciation expense was $34.4 million, $67.6 million and $108.2 million for 2010, 2009 and 2008, respectively.

Goodwill

In 2008, the semiconductor memory business experienced a sustained downturn due to oversupply and deteriorating economic conditions, resulting in significant declines in average selling prices.   These declines in pricing in combination with a transition of semiconductor memory manufacturing operations from 200mm wafer fabrication facilities to more advanced and cost effective 300mm wafer fabrication facilities, significantly decreased the fair value of our 200mm wafer fabrication operations and other businesses.   Accordingly, we performed an assessment of our goodwill for impairment based on the present value of estimated cash flows.  As a result of this assessment, we wrote off all of our $1.2 million of goodwill in 2008.

Accounts Payable and Accrued Expenses

	2010	2009

Trade accounts payable	$74.8	$57.1
Salaries, wages and benefits	27.9	19.0
Income and other taxes payable	0.8	1.1
Other	0.2	0.3
	$103.7	$77.5

Trade accounts payable included $38.9 million and $24.2 million for 2010 and 2009, respectively, due to MTI primarily for product delivered under a supply agreement and services provided under various service agreements.  (See "Transactions with MTI" note.)

Debt

	2010	2009

Capital lease obligations, weighted-average effective interest rates of 2.4% and 2.3%, respectively, due in monthly installments through July 2019	$9.0	$9.8
Less current portion	(1.6)	(1.5)
	$7.4	$8.3

As of September 2, 2010, we had capital lease obligations of $9.0 million, denominated in yen, which were collateralized by plant facilities with a carrying value of $5.7 million.

In 2009, we paid the remaining outstanding principal balance of our notes payable, plus accrued interest, that was due in periodic payments through May, 2011.

As of September 2, 2010, future minimum lease payments under capital lease obligations, including interest of $0.7 million, were $1.8 million for 2011, $1.9 million for 2012, $1.5 million for 2013, $1.9 million for 2014 and $2.6 million for 2015 and thereafter.

Commitments

As of September 2, 2010, we had commitments of approximately $0.1 million for the acquisition of property, plant and equipment.  Total rent expense for 2010, 2009 and 2008 was $7.1 million, $5.5 million and $5.7 million, respectively.  Minimum future rental commitments under operating leases aggregated $24.4 million as of September 2, 2010, and were payable as follows:  $3.1 million in 2011; $3.0 million in 2012; $2.9 million in 2013, $2.2 million in 2014, $1.6 million in 2015 and $11.6 million in 2016 and thereafter.

Contingencies

On occasion, certain legal matters have arisen in the normal course of business.  We are currently unaware of any existing matters which are expected to have a material adverse effect on our business, results of operations or financial condition.  Matters may arise that could result in significant liability and could have a material adverse effect on our business, results of operations or financial condition.

In the normal course of business, we are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party.  It is not possible to predict the maximum potential amount of future payments under these types of agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.  Historically, payments we have made under these types of agreements have not had a material effect on our business, results of operations or financial condition.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of tax, as of September 2, 2010 and September 3, 2009 consisted of $5.1 million and $3.5 million, respectively, of minimum pension liability adjustments related to our pension plan.

Fair Value Measurements

Accounting standards establish three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2) and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

As of September 2, 2010 and September 3, 2009, we had money market funds of $50.0 million and $13.0 million, respectively, which were valued using Level 1 inputs and were included in cash and equivalents.

Fair value of financial instruments: The estimated fair value and carrying value of debt instruments were as follows:

	2010		2009
	Fair Value	Carrying Value	Fair Value	Carrying Value

Capital leases	$8.9	$9.0	$10.0	$9.8

The fair value of our debt instruments was estimated based on discounted cash flows using inputs that are observable in the market or that could be derived from or corroborated with observable market data, including interest rates based on yield curves of similar debt issued by parties with credit ratings similar to ours (Level 2).

Amounts reported as cash and equivalents, short-term investments, receivables, accounts payable and accrued expenses approximate fair value.

Equity Plans

Our employees participate in equity incentive plans offered by MTI.  Awards are subject to terms and conditions as determined by MTI's Board of Directors.  The statements of operations include share-based compensation charges for our employees and also employees of MTI's other operations, whose charges have been allocated to us (see "Transactions with MTI").  The following discussion on equity plans is presented as it relates to only our employees.

Stock options:  Stock options granted to our employees under MTI's plans are generally exercisable in increments of 25% during each year of employment beginning one year from the date of grant.  Stock options issued after September 2004 generally expire six years from the date of grant.  All other options expire ten years from the grant date.

MTI option activity for our employees is summarized as follows:

	Number of Shares (in Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value

Outstanding as of September 3, 2009	1,933	$12.18
Granted	344	7.55
Exercised	(29)	3.48
Cancelled or expired	(25)	14.12
Outstanding at September 2, 2010	2,223	11.55	2.9	$2.0

Exercisable as of September 2, 2010	1,462	$14.68	2.0	$0.5
Expected to vest after September 2, 2010	687	5.55	4.5	1.3

The following table summarizes information about MTI options outstanding for our employees as of September 2, 2010:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Shares (in Thousands)	Weighted-Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price Per Share	Number of Shares (in Thousands)	Weighted-Average Exercise Price Per Share

$ 2.07 - $ 6.72	549	4.06	$3.24	166	$3.73
7.28 - 9.66	346	5.16	7.59	8	8.88
10.26 - 12.52	798	1.86	12.27	766	12.26
13.13 - 17.40	297	1.96	14.30	289	14.29
28.56 - 36.26	233	1.27	31.08	233	31.08
	2,223	2.87	11.55	1,462	14.68

The weighted-average grant-date fair value per share was $4.05, $1.43 and $2.50 for options granted during 2010, 2009 and 2008, respectively.  The total intrinsic value of options exercised by our employees during 2010 and 2008 was $0.2 million and $0.1 million, respectively. No options were exercised in 2009.

        Changes in nonvested MTI options for our employees are summarized as follows:

	Number of Shares (in Thousands)	Weighted- Average Grant Date Fair Value Per Share

Nonvested as of September 3, 2009	666	$2.28
Granted	344	4.05
Vested	(237)	2.91
Cancelled	(12)	2.89
Nonvested as of September 2, 2010	761	2.87

As of September 2, 2010, $1.5 million of total unrecognized compensation cost related to nonvested awards was expected to be recognized through 2014 over a weighted-average period of 1.3 years.  As of September 2, 2010, nonvested options had a weighted-average exercise price of $5.55, a weighted-average remaining contractual life of 4.5 years and aggregate intrinsic value of $1.5 million.

The fair value of each option award was estimated as of the date of grant using the Black-Scholes option valuation model.  The Black-Scholes model requires the input of assumptions, including the expected stock price volatility and estimated option life.  The expected volatilities utilized were based on implied volatilities from traded options on MTI's stock and on historical volatility.  The expected lives of options granted subsequent to 2008 were based, in part, on historical experience and on historical volatility.  The expected lives of options granted prior to 2009 were based on the simplified method provided by the Securities and Exchange Commission.  The risk-free interest rates utilized were based on the U.S. Treasury yield in effect at the time of the grant.  No dividends were assumed in the estimated option values.  Assumptions used in the Black-Scholes model are presented below:

	2010	2009	2008

Average expected life in years	5.1	5.0	4.3
Weighted-average volatility	61%	77%	46%
Weighted-average risk-free interest rate	2.3%	1.7%	2.9%

Restricted stock and restricted stock units ("Restricted Stock Awards"):  As of September 2, 2010, 89 thousand MTI Restricted Stock Awards were outstanding for our employees and restrictions on those awards generally lapse either in one-fourth or one-third increments during each year of employment after the grant date.  MTI restricted stock awards activity for our employees is summarized as follows:

	Number of Shares (in Thousands)	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value

Outstanding as of September 3, 2009	126
Granted	23
Restrictions lapsed	(58)
Forfeited	(2)
Outstanding as of September 2, 2010	89	1.4	$0.6

Expected to vest after September 2, 2010	84	1.4	$0.6

The weighted-average grant-date fair value for restricted stock awards granted during 2010, 2009 and 2008 was $7.54, $2.07 and $8.21 per share, respectively.  The aggregate value at the lapse date of awards for which restrictions lapsed during 2010, 2009 and 2008 was $0.5 million, $0.3 million and $0.1 million, respectively.  As of September 2, 2010, there was $0.5 million of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock awards, which is expected to be recognized through 2014 over a weighted-average period of 0.7 years.

Stock purchase plan:  MTI's 1989 Employee Stock Purchase Plan ("ESPP") allowed our eligible employees to purchase shares of MTI common stock for 95% of the ending closing stock price of each offering quarterly period.  Purchases were limited to a maximum of 20% of an employee's eligible compensation and shares could be resold when purchased.  MTI's ESPP was suspended in 2008 and it expired in 2009.

Stock-based compensation expense:  Total compensation cost for our equity plans was as follows:

	2010	2009	2008

Stock-based compensation expense by caption:
Cost of sales from wafers fabrication operations to MTI	$0.9	$0.7	$0.5
Selling, general and administrative	0.3	0.2	0.2
Cost of services performed for MTI	0.2	0.2	0.2
	$1.4	$1.1	$0.9

Stock-based compensation expense by type of award:
Stock options	$0.9	$0.6	$0.6
Restricted stock	0.5	0.5	0.3
	$1.4	$1.1	$0.9

As of September 2, 2010, $2.0 million of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested awards is expected to be recognized through 2014 over a weighted-average period of 1.2 years.

Transactions with MTI

We are a wholly-owned subsidiary of MTI and have significant transactions with MTI as detailed below.

Purchases of semiconductor products from MTI:  We purchase semiconductor memory products from MTI and resell those products to external customers in Japan.  Under our agreement with MTI, the cost of the products purchased from MTI is determined by the prevailing market price less a margin that is based on an average margin for comparable entities that distribute semiconductor products.  Our cost from these purchases from MTI and the resulting revenue from external sales is reflected in the accompanying statements of operations under "Cost of product sales (product purchases from MTI)" and "Product sales."

Sales of manufactured wafers to MTI:  All of the output from our semiconductor wafer fabrication facility is sold on a cost-plus basis to MTI.  Under our agreement with MTI, pricing is based on our fully-loaded cost of wafer production excluding certain corporate allocations from MTI, primarily for administrative and general expenses.  The sales price to MTI includes a margin over costs, which is based on an average margin for comparable companies.  Our sales to MTI and the related costs of goods sold are reflected in the accompanying statements of operations as "Total sales of manufactured wafers to MTI" and "Total costs of sales of manufactured wafers to MTI."

Research and development services for MTI:  We provide research and development services for MTI to design and develop semiconductor product and process technology under a cost-plus arrangement.  Under our agreement with MTI, we are reimbursed for fully-loaded costs incurred in research and development activities performed on behalf of MTI, excluding certain corporate allocations from MTI.  The reimbursement for our services also includes a margin over costs, which is based on an average margin for comparable companies.  Our revenue from services performed for MTI and the related costs of goods sold are reflected in the accompanying statements of operations as "Services revenue from MTI" and "Costs of services performed for MTI."

Allocated costs from MTI:  The statements of operations include costs for goods and services provided by MTI for research and development, sales and marketing, distribution and administration as well as allocations of expenses arising from shared services and infrastructure provided by MTI.  These allocated expenses include costs of manufacturing services; information technology; finance; real estate and facility management services; human resources activities; procurement activities and legal advisory services.  These expenses are allocated to us using estimates that management considers to be a reasonable reflection of the utilization of services provided to or benefits received by us.  The allocation methods include headcount, actual consumption and usage of services cost of goods sold and others.

Total costs allocated from MTI to us were as follows:

	2010	2009	2008

Selling, general and administrative costs	$21.8	$10.9	$16.0
Manufacturing costs	13.7	15.5	24.7

Most of the allocated costs from MTI were not charged to us and are accounted for as noncash contributions.  Noncash contributions of allocated costs to us were $34.3 million, $25.1 million and $27.2 million in 2010, 2009 and 2008, respectively.

Agreements with MTI: We benefit from numerous agreements executed by MTI with third parties, including but not limited to sales and distribution, procurement, manufacturing, research and development, use of technology and other intellectual property and use of real property.

Acquisition of Numonyx Japan:  On May 7, 2010, MTI acquired Numonyx Holdings B.V. ("Numonyx"), including Numonyx's wholly-owned subsidiary, Numonyx Japan Godo Kaisha ("Numonyx Japan"), a semiconductor memory sales and marketing business.  On December 31, 2010, we purchased from MTI all of the outstanding shares of Numonyx Japan for $11.3 million.  We acquired Numonyx Japan to reduce MTI's overall cost of operating in Japan.  The amount of consideration was determined based on the fair values of Numonyx Japan's assets and liabilities.  The fair values of assets and liabilities as of the December 31, 2010 acquisition date were as follows:

Cash	$0.1
Receivables	18.6
Prepaid expenses	0.1
Deferred tax assets	1.3
Property, plant and equipment	0.1
Other noncurrent assets	7.2

Accounts payable and accrued expenses	(14.1)
Accrued income taxes	(0.3)
Other noncurrent liabilities	(1.7)
$11.3

Employee Benefit Plans

We have an unfunded noncontributory defined benefit pension plan that covers substantially all of our employees. Pension benefits associated with this plan generally are based on each participant's years of service, compensation, and age and final monthly covered pay at retirement or termination.

Changes in the projected benefit obligation were as follows:

	2010	2009

Projected benefit obligation at beginning of year	$56.1	$44.8
Service cost	5.3	5.2
Interest cost	1.4	1.3
Actuarial gain (loss)	2.9	(0.9)
Benefits paid	(1.4)	(2.7)
Foreign currency	5.8	8.4
Projected benefit obligation at end of year	$70.1	$56.1

        The accumulated benefit obligation was $44.8 million and $36.6 million at September 2, 2010 and September 3, 2009, respectively.  As of September 2, 2010, future payments under our pension plan were estimated to be $2.3 million for 2011, $2.8 million for 2012, $1.8 million for 2013, $2.3 million for 2014, $3.3 million for 2015 and $15.4 million for 2016 through 2020.  The plan has no assets as it is unfunded.

Amounts recognized in the accompanying balance sheets consisted of the following:

	2010	2009

Current liabilities	$2.3	$2.8
Noncurrent liabilities	67.8	53.3
	$70.1	$56.1

        Amounts recognized in accumulated other comprehensive income consisted of the following:

	2010	2009

Net loss	$3.3	$1.9
Prior service cost	1.8	1.6
	$5.1	$3.5

Components of net periodic benefit cost and other changes in benefit obligations recognized in accumulated other comprehensive income were as follows:

	2010	2009	2008

Net periodic benefit cost:
Service cost	$5.3	$5.2	$4.5
Interest cost	1.4	1.3	1.0
Amortization of prior service cost	0.2	0.2	0.2
Amortization of net (gain) loss	0.3	0.4	0.3
Net periodic benefit cost	7.2	7.1	6.0

Other changes in benefit obligations recognized in other comprehensive income:
Net loss (gain)	1.4	(0.7)	0.6
Prior service cost (credit)	0.2	(0.3)	(0.9)
Total recognized in other comprehensive income	1.6	(1.0)	(0.3)
Total recognized in net periodic benefit cost and other comprehensive income	$8.8	$6.1	$5.7

As of September 2, 2010, the estimated net loss and prior service cost for the pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next 12 months are $0.5 million and $0.3 million, respectively.

Weighted-average assumptions used to determine the net periodic benefit cost and the benefit obligations were as follows:

	2010	2009	2008

Discount rate	2.0%	2.5%	2.5%
Rate of compensation increase	3.0%	3.0%	3.0%

The discount rate for 2010 was determined based on the yield rates of Japanese government bonds with maturities that match the expected average future years of service of our employees.

Other Operating (Income) Expense, Net

Other operating (income) expense consisted of the following:

	2010	2009	2008

(Gain) loss from changes in currency exchange rates	$(2.1)	$7.0	$0.6
Franchise tax and filing fees	0.6	0.5	0.7
(Gain) loss on disposition of property, plant and equipment	0.3	(0.1)	1.1
Goodwill impairment	--	--	1.2
Other	(0.1)	--	--
	$(1.3)	$7.4	$3.6

Income Taxes

Our operating results have historically been included in MTI's consolidated U.S. federal and state income tax returns and non-U.S. jurisdictions tax returns.  The provisions for income taxes in the financial statements have been determined on a separate return basis.  We are required to assess the realization of our net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of our net operating losses by MTI.  This assessment requires that our management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets.

Income (loss) before taxes and the income tax (provision) benefit consisted of the following:

	2010	2009	2008

Income before taxes	$10.9	$5.8	$7.7

Income tax provision:
Current:
Japanese corporate	$0.6	$(2.2)	$(9.4)
Japanese prefecture	(0.5)	(0.1)	(2.5)
	0.1	(2.3)	(11.9)
Deferred:
Japanese corporate	(9.5)	--	4.0
Japanese prefecture	(1.0)	(2.0)	0.4
	(10.5)	(2.0)	4.4
Income tax provision	$(10.4)	$(4.3)	$(7.5)

Our income tax provision computed using the Japanese statutory rate reconciled to our income tax provision is as follows:

	2010	2009	2008

Japanese corporate income tax provision at statutory rate	$(3.9)	$(2.1)	$(2.8)
Japanese prefecture taxes, net of Japanese corporate provision	(0.5)	(0.3)	(0.4)
Penalties and interest	0.6	(2.2)	--
Cancellation of intercompany payables to MTI	(14.0)	(10.3)	(11.1)
Changes in currency exchange rates	7.9	10.9	7.2
Other	(0.5)	(0.3)	(0.4)
Income tax provision	$(10.4)	$(4.3)	$(7.5)

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes.  Our deferred tax assets and liabilities consisted of the following as of the end of the periods shown below:

	2010	2009

Deferred tax assets:
Deferred revenue	$29.7	$35.5
Accrued compensation	30.1	24.9
Inventories	2.5	1.3
Depreciation	25.4	27.5
Unrecognized pension cost	4.5	3.3
Net operating loss	19.9	21.3
Other	3.2	1.1
Gross deferred tax assets	115.3	114.9

Deferred tax liabilities:	$--	$--

Reported as:
Current deferred tax assets	$19.6	$14.6
Noncurrent deferred tax assets	95.7	100.3
Total deferred tax assets	$115.3	$114.9

Based on the cost-plus agreements between us and MTI, we estimate that there will be sufficient future taxable income to realize the benefit of the deferred tax assets.

As of September 2, 2010, we had an aggregate Japanese tax net operating loss carryforward of $49.1 million.  Substantially all of the net operating loss carryforwards expire in 2015.

Effective at the beginning of 2008, we adopted the provisions of a new accounting standard on accounting for uncertainty in income taxes issued by the FASB in June, 2006.  The adoption of the new accounting standard had no impact to our liability or retained earnings for net unrecognized tax benefits as of August 31, 2007.  We had no unrecognized tax benefits as of September 2, 2010.  Tax years 2006 to 2010 remain open to examination from the Japanese National Tax Agency and matters relating to transfer pricing since 2005 are also open to examination.

Sale of Wafer Fab

In June 2011, subsequent the end of our second fiscal quarter of 2011, we sold our wafer fabrication facility (the "Wafer Fab") to Tower Semiconductor Ltd. ("Tower").  Under the arrangement, Tower paid $40.0 million in cash, which was received in June of 2011, and approximately 20 million of Tower ordinary shares.  In addition, Tower agreed to pay $19.3 million in twelve equal monthly installments beginning in the second quarter of 2012.  We recorded a gain of $49.2 million (net of transaction costs of $1.2 million) in connection with the sale of the Wafer Fab.  In addition, we recorded a tax provision of $73.5 million related to the gain on the sale and to write down certain tax assets associated with the Wafer Fab.  The carrying values of the assets sold and liabilities transferred to Tower on the transaction date prior to the effects of the transaction were as follows:

Inventories	$36.7
Property, plant and equipment	67.9
Other assets	1.7
Accounts payable and accrued expenses	(5.2)
Capital lease obligations	(8.1)
Other noncurrent liabilities, including $8.5 million unrecognized pension expense in other comprehensive income	(61.5)
Net carrying value of assets sold and liabilities transferred	$31.5

In connection with the sale of the Wafer Fab, MTI agreed to transfer production equipment or cash of $3.5 million to Tower within one year of the transaction date.  Additionally, MTI incurred $5.1 million of software costs and legal fees related to the sale.  Also in connection with the sale of the Wafer Fab, MTI entered into a supply agreement for Tower to manufacture products for MTI in the facility through approximately May 2014.

Certain Concentrations

Certain of the raw materials we use in manufacturing semiconductor products are available from multiple sources and in sufficient supply; however, only a limited number of suppliers are capable of delivering certain raw materials that meet our standards.  In some cases, materials are provided by a single supplier.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, money market accounts and trade receivables.  We invest through high-credit-quality financial institutions and, by policy, generally limit the concentration of credit exposure by restricting investments with any single obligor.  A concentration of credit risk may exist with respect to cash held in Japanese financial institutions and receivables as our customers are either MTI or concentrated in Japan.  We perform ongoing credit evaluations of customers worldwide and generally do not require collateral from our customers.  Historically, we have not experienced significant losses on receivables.

Supplemental Business Unit Disclosures

Our operations have historically included the following three components:  1) fab operations, which includes all facilities and activities to manufacture wafers for resale to MTI, 2) probe operations, which includes all facilities and activities to test the functionality of the semiconductor devices on the wafers we manufacture in various stages of the manufacturing process, and 3) other, which includes primarily design and sales of semiconductor memory products.  On June 2, 2011, we sold our Wafer Fab to Tower, which comprised the fab operations component of our business.  We retained the probe and other business components, which continue to 1) provide probe services to Tower and MTI and 2) perform research and development and sales and marketing functions for MTI.  The supplemental business unit information below presents the net sales, cost of goods and services sold and gross margin for each of the components:

	2010	2009	2008

Net sales:
Fab operations (sold to Tower)	$347.6	$349.8	$407.6
Probe operations	5.0	5.7	8.9
Other	499.5	204.9	470.8
	$852.1	$560.4	$887.3

Cost of goods and services sold:
Fab operations (sold to Tower)	$317.1	$323.0	$387.3
Probe operations	4.4	5.0	8.2
Other	483.1	195.6	450.8
	$804.6	$523.6	$846.3

Gross margin:
Fab operations (sold to Tower)	$30.5	$26.8	$20.3
Probe operations	0.6	0.7	0.7
Other	16.4	9.3	20.0
	$47.5	$36.8	$41.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 23, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary